Afya Limited comments on recent public disclosure made by Yduqs Participações S.A. regarding a potential business combination

Belo Horizonte, Minas Gerais, Brazil, August 24, 2026 – Afya Limited, or “Afya” (Nasdaq: AFYA) announced today that discussions with Yduqs Participações S.A. (B3: YDUQ3) ("Yduqs") regarding a potential business combination involving the two companies are at an early stage, following the material fact disclosed by Yduqs on this date, pursuant to Article 157, Paragraph 4 of Brazilian Law No. 6,404/1976 and CVM Resolution No. 44/2021.

As disclosed by Yduqs, these discussions remain at an early stage, and there can be no assurance that they will result in any agreement or transaction. To date, no binding agreement, contract, or commitment has been entered into, nor has any obligation been assumed, by Afya, Yduqs, or any of their respective shareholders or management teams in connection with any potential transaction.

Afya does not intend to comment further on this matter unless and until further disclosure is required by applicable law or the Company's Board determines that further disclosure is appropriate. The Company will keep its shareholders and the market informed of any material developments, in accordance with applicable U.S. securities laws and Nasdaq rules.

About Afya Limited

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Contact:

Investor Contact: ir@afya.com.br

IR Website: ir.afya.com.br